82-3822

NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

02028543

April 8, 2002

SUPPL

02 APR 22 AM 11:4

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news release issued by Patrick O'Brien, of Novawest Resources Inc., dated April 8, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

dlw 4/23

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

INCENTIVE STOCK OPTIONS

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 8, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange, is pleased to announce that the Company has granted Directors and Employees of the Company incentive stock options to purchase a total of 120,000 shares of the Company at a price of $0.18 per share, being the discounted market price per CDNX policy. The options have a term of five years ending April 8, 2007. The options are subject to regulatory approval.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 6,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of NovaWest trade on the CDNX under the trading symbol "NVE".

NovaWest invites the public to visit its website at (www.novawest.com) or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien - Director

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

INCENTIVE STOCK OPTIONS

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 8, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange, is pleased to announce that the Company has granted Directors and Employees of the Company incentive stock options to purchase a total of 120,000 shares of the Company at a price of $0.18 per share, being the discounted market price per CDNX policy. The options have a term of five years ending April 8, 2007. The options are subject to regulatory approval.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 6,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of NovaWest trade on the CDNX under the trading symbol "NVE".

NovaWest invites the public to visit its website at (www.novawest.com) or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien - Director